Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

July 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jordan Nimitz
Margaret Schwartz
Michael Fay
Al Pavot

Re:	ASPAC I Mini Acquisition Corp.
Draft Registration Statement on Form F-4
Submitted on June 16, 2023
CIK No. 0001981662

Ladies and Gentlemen:

On behalf of our client, A SPAC I Mini Acquisition Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form F-4 submitted on June 16, 2023 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 13, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Draft Registration Statement on Form F-4 submitted on June 16, 2023

Cover Page

1.	We note that the ownership percentages presented continue to assume no exercise of redemption rights by ASCA’s shareholders. Tell us why you believe this assumption is reasonable, given that 3,272,305 Class A ordinary shares were tendered for redemption as of February 14, 2023.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover pages and on pages 7 and 72 of the Amendment to assume maximum redemption by ASCA’s public shareholders.

Questions and Answers About the Proposals, page 5

2.	We note your disclosure on pages 172 and 173 related to the differences between your public and private warrants. In this section and your risk factor section, please highlight the material risks to public warrant holders, including those arising from these differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a risk factor titled “ASCA may redeem your unexpired ASCA public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your ASCA public warrants worthless.” on page 61 of the Amendment. The steps the Company will take to notify all shareholders regarding when the warrants become eligible for redemption have been added in the section titled “DESCRIPTION OF COMBINED COMPANY’S SECURITIES,” on page 194 of the Amendment. In such disclosure, the Company clarified that recent trading prices of the Company’s ordinary shares have not yet exceeded the threshold that would allow the Company to redeem the public warrants.

Q: What is the consideration being paid to NewGenIvf security holders?, page 6

3.	Please revise to describe the earnout shares mentioned here.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 19 and 93 of the Amendment to describe the earnout shares.

Q: Do any of ASCA’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 7

4.	Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of the business combination, including any loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. We note, for example, the Working Capital Loans, Prior Notes and the June Note payable to the sponsor.

COMPANY RESPONSE: The Company has revised the disclosure on pages 8, 27 and 118 of the Amendment in response to the Staff’s comment.

Risk Factors, page 31

5.	Based on your statement on page 141 it appears you do not currently have nor historically had professional malpractice liability insurance. You state that “NewGenIvf is in the process of purchasing and will maintain professional malpractice liability insurance for its physicians and nurses.” Please revise to include a risk factor describing the risks related to not currently or historically having professional malpractice liability insurance and any failure to obtain it now.

COMPANY RESPONSE: The Company has further provided the disclosure on pages 46 and 48 of the Amendment in response to the Staff’s comment.

Risks Related to NewGenIvf’s Business and Industry

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect..., page 40

6.	We note your statement that with respect to certain of your leased premises the lessors did not have or provide NewGenIvf with property ownership certificates or other documents evidencing their rights to lease such premises to NewGenIvf and NewGenIvf may be subject to challenges, lawsuits, or other actions taken against NewGenIvf with respect to these premises. We also note your statement that NewGenIvf has also not registered some of NewGenIvf’s lease agreements with the relevant government authorities and therefore the enforceability of the lease of property may therefore be subject to restrictions under relevant laws and regulations. Please revise to state which leased premises this disclosure applies to. If possible, please revise to quantify a range of financial loss that may occur as a result of these types of actions being brought against NewGenIvf.

COMPANY RESPONSE: The Company has revised the disclosure on page 45 of the Amendment in response to the Staff’s comment.

Risks Related to NewGenIvf’s Relationships with Third Parties

The medical facilities and professionals in NewGenIvf’s network could become the subject of litigation, allegations and other claims..., page 42

7.	Please revise to further explain the following statement: “The medical facilities in NewGenIvf’s network provide space to physicians and medical professionals outside its network to provide services to patients, including its clients or clients from other facilities in its network.”

COMPANY RESPONSE: The Company has revised the disclosure on page 48 of the Amendment in response to the Staff’s comment.

Certain data and information in this proxy statement/prospectus relied on NewGenIvf were obtained from third-party data and polls..., page 44

8.	We note the following statement on page 44: “NewGenIvf believes that the data and information, and reports contained therein is generally believed to be reliable, but NewGenIvf does not guarantee the accuracy and completeness of such information.” Please delete or revise this disclosure, as it is inappropriate to disclaim responsibility for the information you choose to provide in your prospectus.

COMPANY RESPONSE: The Company has deleted the above-referenced disclosure from the Amendment in response to the Staff’s comment.

Risks Related to Government Regulation

NewGenIvf operates in a highly regulated industry and must comply with a significant number of complex and evolving requirements..., page 44

9.	We note the following statement: “Despite NewGenIvf’s security management efforts…its infrastructure, data or other operation centers and systems used in its business operations, including the internet and related systems of its vendors (including vendors to whom NewGenIvf outsources data hosting, storage and processing functions) are vulnerable to, and from time to time experience, unauthorized access to data and/or breaches of confidential information due to a variety of causes.” Please revise to describe these breaches.

COMPANY RESPONSE: The Company has revised the disclosure on page 54 of the Amendment in response to the Staff’s comment. In addition, the Company has revised the disclosure regarding data protection and breaches on page 164 of the Amendment.

The Meeting

Redemption Rights, page 73

10.	We note that the book values in your sensitivity analysis on page 74 remain constant for each of the possible sources of dilution presented in the columns. Please explain how you calculated the book values for each of the columns. Please also revise this analysis to disclose all possible sources and extent of dilution that non-redeeming shareholders may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

COMPANY RESPONSE: The Company has revised the disclosure on page 88 of the Amendment in response to the Staff’s comment.

Proposal No. 2 - The Acquisition Merger Proposal

Background of the Business Combination, page 85

11.	Please disclose the criteria/basis for how you identified the first 20 potential business combination candidates, how they were narrowed to 10 candidates and additional information regarding how they were further narrowed to four candidates, including NewGenIvf.

COMPANY RESPONSE: The Company has revised the disclosure on pages 98 and 99 of the Amendment in response to the Staff’s comment.

12.	Please disclose who referred the potential targets to ASCA’s search team and identify the affiliate that introduced NewGenIvf to ASCA as well as describe the affiliation.

COMPANY RESPONSE: The Company has revised the disclosure on page 100 of the Amendment in response to the Staff’s comment.

13.	We note that members of management or representatives of ASCA and NewGenIvf participated in meetings and discussions from November 2022 through February 2023 to discuss the potential business combination. Revise to identify the members of management or representatives of ASCA and NewGenIvf who participated in the referenced meetings and discussions. As examples, we note your general references to “ASCA’s search team,” ASCA and NewGenIvf, “ASCA’s management team,” “NewGenIvf’s management team,” “representatives of NewGenIvf,” “NewGenIvf senior management,” etc.

COMPANY RESPONSE: The Company has revised the disclosure on pages 100 to 104 of the Amendment in response to the Staff’s comment.

14.	Please provide more insight into the reasons for and negotiations behind management’s decision regarding the ultimate amount and form of consideration for the business combination, including (i) how you determined the $60 million pre-money equity value, especially in light of the $80 million valuation proposed by NewGenIvf; (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered; (iii) how the parties reached agreement on an earn-out and negotiations about the amount; (iv) what conditions of the “current market environment” were discussed on January 9, 2023 and how they influenced the reduction to $50 million; (v) what assumptions and factors were discussed on January 14, 2023 that would “affect the valuation of NewGenIvf;” and (vi) changes from letter of intent to the final merger agreement. Please include the methodology employed in reaching the $60 million and $50 million valuations, the underlying assumptions and the conclusions of the ASCA Board.

COMPANY RESPONSE: The Company has revised the disclosure on pages 100 to 104 of the Amendment in response to the Staff’s comment.

15.	Please substantially revise your disclosure throughout this section to provide greater detail regarding the key negotiation considerations and how they evolved during the negotiations. Currently the background disclosure generally references negotiation topics and terms of the LOI and proposed merger agreement, without providing details or explaining their significance, the parties’ positions on the terms throughout the negotiations, or how the terms may have changed before being reflected in the proposed initial business combination. For each exchanged draft and discussion related to the terms of the business combination, please elaborate on the terms discussed, including each material proposal, the proposing party, the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms. As non-exclusive examples only, we note the following:

●	the negotiations that occurred from November 14 to November 17, 2022 when ASCA submitted the initial draft LOI, and then to November 22, 2022 when the LOI was executed, including “the release of a certain lock-up shares when specified conditions are met and the cash minimum at closing;”
●	the discussions related to the “valuation and structure . . .[and] negotiation of terms of the merger agreement” during the course of your due diligence;
●	the terms proposed in the draft merger agreement submitted on January 13 and the related negotiations that occurred on January 26, February 2, and February 13, 2023;
●	whether the sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;
●	any discussions relating to the assumptions underlying the projections;
●	the negotiation of the lock-up agreements and any arrangements for any shareholder to waive its redemption rights; and
●	any discussions with the NewGenIvf about the potential loss of clients in the near future or other events that may materially affect the future performance of the company.

COMPANY RESPONSE: The Company has revised the disclosure on pages 100 to 104 of the Amendment in response to the Staff’s comment.

Fairness Opinion of ASCA’s Financial Advisor, page 89

16.	Please add cautionary language that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

COMPANY RESPONSE: The Company has revised the disclosure on pages 104 and 106 of the Amendment in response to the Staff’s comment.

Review of Projected Financial Information, page 90

17.	We note that the financial advisor reviewed “projected financial information provided by the Company’s management for the 2023 to 2029 fiscal years” in connection with the fairness opinion. However, you only disclose projections for fiscal years 2023 and 2024. Please disclose i) all of the financial projections and “certain historical internal financial analyses” provided to IJW in connection with the fairness opinion, including the basis for and material assumptions underlying these projections; ii) any material “non-financial information provided by the Company’s management;” iii) in your background section, when ASCA received the projections from NewGenIvf and how ASCA’s management and/or board considered them; and iv) to the extent that multiple sets of projections were prepared, please state as much and explain why these projections appear to differ.

COMPANY RESPONSE: The Company has revised the disclosure on pages 105 and 106 of the Amendment in response to the Staff’s comment.

18.	You disclose that IJW applied a WACC discount rate of 22.5% to the projected Free Cash Flow and a multiple of 5.1 times in determining the projected terminal value for the agency business segment. and applied a WACC discount rate of 18.6% to the projected Free Cash Flow and a multiple of 6.4 in determining the projected terminal value for the surrogacy business segment (Thailand). Please revise to explain the basis for applying these discount rates and terminal value multiples.

COMPANY RESPONSE: IJW received projected financial information provided by the Company’s management for the 2023 to 2029 fiscal years, as well as the projected terminal value at the end of the projection period. However, due to the inherent uncertainty of the projections so far into the future, this projected financial information was not used or relied upon for arriving to the conclusion of the fairness opinion. The Company has updated the disclosure on pages 104 and 105 of the Amendment to better reflect the fairness opinion process in response to the Staff’s comment. The 2023 and 2024 projections included on pages 109 to 110 have been revised to accurately reflect the final set of projections used in connection with the fairness opinion.

Selected Public Companies Analysis, page 90

19.	Please disclose the criteria IJW used to select comparable companies, including any quantitative metrics. Disclose if there were any criteria used to exclude companies from the analysis and if any companies meeting the selection criteria were excluded. We note that two of the three companies show an enterprise value of less than $3 million, while the other is above $250 million. Please revise to explain the challenges applying this analysis to NewGenIvf and its enterprise valuation of $60 million presented by the board in the initial negotiations.

COMPANY RESPONSE: The Company has revised the disclosure on page 105 of the Amendment in response to the Staff’s comment. The Company respectfully notes that as of the date of this response, two of the selected companies have an enterprise value of over $2.5 billion, and one of the selected companies have an enterprise value of over $250 million.

Certain Projected Information of NewGenIvf, page 91

20.	We note that the projections were prepared in December 2022 to January 2023 and that NewGenIvf’s management believes they continue to have a reasonable basis as of the date of the proxy statement/prospectus. Please revise to state the basis for which NewGenIvf’s management believes the projections are still reasonable.

COMPANY RESPONSE: NewGenIvf believes that the forecasts were reasonable when they were originally prepared. Nevertheless, with the passage of time, additional events may transpire which could potentially influence the reasonableness of the basis of the projections. The Company has revised the disclosure on pages 106 and 107 of the Amendment accordingly.

Operational Projections and Assumptions, page 92

21.	As it relates to your projections and assumptions and estimates, please address the following:

●	Explain to us how you determined a change in revenue recognition is appropriate. Provide us a full analysis to support your determination and tell us the impact to 2024 revenue from the change in accounting;
●	Provide us an analysis of Non-GAAP Financial Measures Compliance and Disclosure Interpretations 101.01 and 101.03;
●	Disclose in further detail the basis for your determination that gross profit margin is expected to increase from 26% in 2022 to 31% in both 2023 and 2024;
●	Clarify the reason why the increase in General & Administrative costs from 2023 to 2024 is disproportionate to the increase in revenues during that timeframe; and
●	Disclose with more clarity how you determined the 212% increase in revenues from 2023 to 2024. As part of your disclosure, include any actual underlying assumptions and estimates.

COMPANY RESPONSE: NewGenIvf expects that a forthcoming revision to its policy for revenue recognition is most likely warranted as NewGenIvf has revisited the terms of its agreements with its customers and determined that it will modify the terms of the agreements to provide greater protection to its business which will lead to improved management of its finances. NewGenIvf believes it can make such revisions to its agreements because NewGenIvf is building a stronger reputation for its services which it expects can enhance its bargaining power with its customers; accordingly, NewGenIvf believes it can negotiate better terms for itself, which could lead to meeting identifiable performance obligations at the completion of each stage of its services.

NewGenIvf’s projections were based more around cash flows than revenue recognition in accordance with GAAP as there may be timing differences between cash and accrual accounting; however, the changes to its agreements as mentioned above will look to minimize the effect of such timing differences in the future.

The Company has further revised the disclosure on pages 107 to 111 of the Amendment in response to the Staff’s comment.

22.	We note that the projected revenue is based on “the number of new customers and average revenue per customer, which are based on management experience and historical figures.” Please disclose the growth rates and provide more detail about your the assumptions related to new customers and average revenue per customer. Please also explain how management’s experience and historical figures in these business lines support your projected growth rates.

COMPANY RESPONSE: The Company has revised the disclosure on pages 109 and 110 of the Amendment in response to the Staff’s comment.

Interests of Certain Persons in the Business Combination, page 101

23.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors, including the fiduciary or contractual obligations to other entities described on page 185. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

COMPANY RESPONSE: The Company has revised the disclosure on pages 7-8, 26-28, and 116-118 of the Amendment in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 109

24.	Section 3.7 of your Merger Agreement (page A-13) states that the parties intend that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, the tax disclosure does not indicate whether the parties expect the business combination to be tax-free to U.S. holders. Please revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are able to conclude that the business combination is likely to be tax- free to U.S. holders, include a tax opinion supporting such a conclusion. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty. Please also delete the word “certain” in the phrase “Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights” from the heading and disclosure in this section. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

COMPANY RESPONSE: The Company has added a subsection titled “U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of NewGenIvf Shares” on page 131 of the Amendment to discuss the U.S. federal income tax consequences of the Acquisition Merger, which is part of the Business Combination that includes both the Reincorporation Merger and the Acquisition Merger, and has revised the disclosure on pages 126 to 136 in response to the Staff’s comment. However, the U.S. federal income tax discussion is included for general information only and the Company does not make a representation as to U.S. federal income tax consequences of the Acquisition Merger. The Company understands that Item 601(b)(8) of Regulation S-K does not require a tax opinion on the Acquisition Merger since the Company does not make a representation as to U.S. federal income tax consequences of the Acquisition Merger.

Information about NewGenIvf, page 127

25.	We note on page 151 you state that NewGenIvf provides discounts in treatment services and via the “success guarantee” program for egg donation services in Cambodia and surrogacy services in Kyrgyzstan, which provides treatments to clients until a success is achieved. Please revise here to provide more information about this program and its costs.

COMPANY RESPONSE: The Company has revised the disclosure on pages 145 and 146 of the Amendment in response to the Staff’s comment.

Competitive Strengths, page 128

26.	We note your statement on page 129 that NewGenIvf has become a significant partner with many fertility service agents in China as well as in India, which have entered into mutual referral agreements with NewGenIvf and your statement on page 153 where you state that largest portion of NewGenIvf’s clinic costs was sub-contracting charges, representing fees paid to agents who recruited surrogate mothers and assisted in the documentation, consulting and medical treatment arrangement throughout treatment procedure. Please revise to provide more detail concerning these partnerships, including the material terms of the mutual referral agreements or any other agreements entered into.

COMPANY RESPONSE: The Company has revised the disclosure on page 147 of the Amendment in response to the Staff’s comment. There is no mutual referral term in the mutual referral agreements.

Microsort Technology, page 134

27.	We note that NewGenIvf holds an exclusive license granted by a division of the Genetics and IVF Institute, MicroSort International, to use the MicroSort technology in Thailand and Cambodia pursuant to a lease and service agreement. Please revise to provide:
●	the nature and scope of intellectual property transferred;
●	each parties’ rights and obligations;
●	the duration and amount (rate or range) of any royalty term;
●	the termination provisions;
●	any up-front or execution payments received or paid;
●	the aggregate amounts paid or received to date under agreement; and
●	and the aggregate future potential milestone payments to be paid or received

COMPANY RESPONSE: The Company has provided the disclosure on page 152 of the Amendment in response to the Staff’s comment.

Customers, page 140

28.	We note your statement on page 140 that for the years ended December 31, 2021 and 2022, a significant amount of NewGenIvf’s customers were Thai and Cambodia local patients, and your statement on page 159 that international clients contribute a large portion of NewGenIvf’s revenue. Please revise to disclose the amount of customers that are international clients and a breakdown by country as of a recent date.

COMPANY RESPONSE: The Company has revised the disclosure on page 158 of the Amendment in response to the Staff’s comment.

Government Regulation, page 143

29.	Please explain the basis for your statement that NewGenIvf does not believe that the nature of its services requires it to be licensed under applicable tourism services providers law. Please also include a risk factor discussing the risk that NewGenIvf has incorrectly made this determination, if material.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 162. of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 163

30.	Please revise your pro forma financial statements to present a pro forma balance sheet as of the end of the most recent period for which one is included for A SPAC I in your filing, and to present a pro forma statements of operations for A SPAC I’s year ended December 31, 2022 and the subsequent interim period. Refer to Rules 11-02(c)(1) and (2)(i) of Regulation S-X. Please include results for NewGenIvf as part of the pro forma statements of operations consistent with Rule 11-02(c)(3) of Regulation S-X. Also refer to paragraph 3330.3 of the Division of Corporation Finance Financial Reporting Manual, found at https://www.sec.gov/corpfin/cf-manual.

COMPANY RESPONSE: The Company reviewed the sections of Regulation S-X and the Division of Corporation Finance Financial Reporting Manual referred to by the Staff in this comment. Section 11-02(c)(1) provides that “a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by § 210.3–01” (emphasis added). In addition, paragraph 2200.7 of the Division of Corporation Finance Financial Reporting Manual provides that the staff considers SPAC transactions “to be equivalent to an initial public offering of the target,” and that “the target’s financial statements become those of the registrant upon consummation of the merger.” The Company notes that the registrant in this case is not A SPAC I Acquisition Corp., but the Company, which is a foreign private issuer, and that NewGenIvf, also a foreign private issuer, will be the accounting acquirer in the transaction.

Given that the registrant and NewGenIvf are both Foreign Private Issuers (and that the combined company will be a foreign private issuer at the closing of the business combination), that the Staff considers the business combination transaction to be equivalent to the initial public offering of NewGenIvf, and that NewGenIvf’s financial statements will become those of the combined company at the closing of the business combination, the Company believes it is appropriate for the pro-forma financial statements to have been prepared based on the most recent period for which a consolidated balance sheet for NewGenIvf is available.

31.	As it relates to your pro forma balance sheet adjustments, please

●	Remove your reference to Scenario 2 from balance sheet Adjustment (A) since Adjustment (A) is only presented in Scenario 1;
●	Revise balance sheet Adjustment (F) to indicate that it relates to Scenario 2 and to also provide a tabular calculation of net tangible assets under Scenario 2;
●	Revise balance sheet Adjustment (G) to indicate that it relates to Scenario 3 and to also provide a tabular calculation of net tangible assets under Scenario 3. In addition, clarify whether the transaction will be allowed to close under Scenario 3 if the net tangible assets are under $5,000,001; and
●	Clarify why balance sheet Adjustments (B) and (C) are an addition to accrued liabilities and not a reduction in cash and cash equivalents.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has removed reference to Scenario 2 from balance sheet Adjustment (A) and has revised the disclosure on pages 185 and 186 of the Amendment.

ASCA’s Directors and Executive Officers

Conflicts of Interest, page 183

32.	We note that your amended and restated memorandum and articles of association waived the corporate opportunities doctrine and that you do not believe that any fiduciary duties or contractual obligations of their directors or officers would “materially undermine [your] ability to complete [your] business combination.” Please disclose whether this conflict of interest impacted your search for an acquisition target.

COMPANY RESPONSE: The Company has revised the disclosure on pages 28, 117 and 203 of the Amendment in response to the Staff’s comment.

NewGenIvf’s Directors and Executive Officers prior to the Business Combination, page 187

33.	We note on page 187 you state that the compensation for each of NewGenIvf’s executive officers comprises base salary, discretionary bonus, equity compensation, contractual benefits and contributions to defined contribution plans. Please revise to provide the information required by Item 6.A of Form 20-F, as required by Item 18(a)(7)(ii) of Form F-4.

COMPANY RESPONSE: The Company has revised the disclosure on pages 206 and 207 of the Amendment in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 193

34.	We note your beneficial ownership table on page 194. Please revise your table to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

COMPANY RESPONSE: The Company has revised the disclosure on page 214 of the Amendment in response to the Staff’s comment.

Certain Related Party Transactions of NewGenIvf, page 198

35.	Please provide the information required by Item 7.B.2 of Form 20-F as required by Item18(a)(7)(iii) of Form F-4. We note that Note 16 of NewGenIvf’s financial statements on page F-63 describes certain transactions.

COMPANY RESPONSE: The Company has provided the disclosure on page 218 of the Amendment in response to the Staff’s comment.

Index to Financial Statements, page F-1

36.	Please provide audited and any interim financial statements for A SPAC I Mini Acquisition Corp.

COMPANY RESPONSE: The Company is an entity formed for the specific purpose of engaging in the business combination transaction. It has no assets, liabilities or operations. Therefore, under 1160.1 of the Division of Corporation Finance Reporting Manual, the Company is not required to provide separate financial statements. As required by 1160.1, however, the financial statements of the businesses to which it would be a successor (the SPAC and the target company) are included in the Amendment. The Company has included a statement that it has no assets, liabilities or operations on pages 34, 182 and F-1 of the Amendment.

Financial Statements of A SPAC I Acquisition Corp

Note 4 - Related Party Transactions, page F-14

37.	Please disclose your accounting for the conversion feature underlying the unsecured Promissory Notes issued in 2023.

COMPANY RESPONSE: The Company has revised the disclosure on page F-12 of the Amendment in response to the Staff’s comment.

Financial Statements of NewGenIvf Limited, page F-40

38.	Please provide us an analysis of Rule 1-02(l) of Regulation S-X as it relates to the determination of whether NewGenIvf Limited is a foreign business.

COMPANY RESPONSE: “Foreign business” is defined in Rule 1-02(l) of Regulation S-X as “A business that is majority owned by persons who are not citizens or residents of the United States and is not organized under the laws of the United States or any state thereof, and either:

(1) More than 50 percent of its assets are located outside the United States; or

(2) The majority of its executive officers and directors are not United States citizens or residents.”

Since all assets of NewGenIvf are located outside the United States and the executive officers and directors are not U.S. citizen or residents, NewGenIvf is foreign business under Rule 1-02(l) of Regulation S-X.

Group Reorganization, page F-47

39.	Please tell us the ownership interest of each of the shareholders for each of the entities before and after the reorganization.

COMPANY RESPONSE: The ownership interest of each of the shareholders for each of NewGenIvf and its subsidiaries before and after the reorganization is set forth in the tables below:

Before Re-organization

After Re-organization

As the Group was under the same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, there is no change in ownership interest for NewGenIvf’s shareholders.

Revenue Recognition, page F-49

40.	We note the risk factors on pages 41 - 43 regarding your relationships with fertility specialists, physicians and other medical professionals and, in part, that you rely on these professionals to make proper clinical decisions regarding the diagnosis and treatment of clients. Please provide us a full analysis of ASC 606-10-55-36 through 55-40 as it relates to your determination that you are a principal, and not an agent, for each of the services you provide, by country in which you operate.

COMPANY RESPONSE: Under ASC 606-10-55-36 through 55-40, a reporting entity is the principal in a transaction with an end consumer if it obtains control of the specified good or service before it is transferred to the end consumer.

IVF treatment services

NewGenIvf primarily provides its clients with conventional IVF/ICSI and embryo transfer services in Thailand and Cambodia. NewGenIvf holds an exclusive license to use the MicroSort technology, a preconception process that aims to improve the chances that the baby to be conceived will be of the desired gender and prevents certain gender-related hereditary diseases, in Thailand and Cambodia.

Surrogacy and ancillary caring services

NewGenIvf provides surrogacy and related ancillary caring services in Kyrgyzstan. NewGenIvf conducts implantation of embryos from biological parents in surrogate mothers. During the pregnancy period, NewGenIvf provides ancillary caring services including regular body check and provision of vitamins, supplements and medicines to surrogate mothers. Revenue from surrogacy and ancillary caring services is recognized when the surrogate mother gives birth.

NewGenIvf obtains control of the IVF treatment and surrogacy and related ancillary caring services. This conclusion is supported by the following indicators of control:

a)	NewGenIvf is primarily responsible for fulfilling the promise to the end consumer. [ASC 606-10-55-39a]

●	NewGenIvf determines which suppliers or vendors to contract with to fulfill end consumer orders (that is, NewGenIvf has supplier discretion) or whether to fulfill the obligation with its own resources.

●	NewGenIvf (a) has the ability to redirect a service provider to fulfill a different end consumer contract and/or (b) can prevent the other party from continuing to provide goods or services to a specific end consumer.

●	Contractual terms and other communications (for example, marketing materials, FAQs on the NewGenIvf’s website) indicate that NewGenIvf is responsible for providing the IVF treatment and surrogacy service.

●	The end consumer does not have a contractual relationship with the other party and/or the end consumer has little to no interaction with the other party.

●	If the other party is unable to provide the good or service, NewGenIvf is responsible for finding a replacement.

●	NewGenIvf is the primary contact for customer service issues, including resolving complaints.

●	NewGenIvf is significantly involved with the end consumer in identifying the services that meet the end consumer’s needs.

●	NewGenIvf provides training or instruction to the other party or otherwise significantly influences how the other party fulfills the contract. Currently, NewGenIvf has three clinics, which are located in Thailand, Cambodia and Kyrgyzstan, and hires local physicians and local staff. NewGenIvf also provides training for newly admitted Kyrgyzstan physicians and embryologists in Thailand. Some personnel who had relevant experience in Kyrgyzstan had also been sent from Cambodia to Kyrgyzstan to help manage such operations from time to time.

b)	NewGenIvf has discretion in establishing the selling price of the IVF treatment and surrogacy and ancillary caring services. [ASC 606-10-55-39c]

Segment Information, page F-51

41.	We note you define your chief operating decision maker as your Board of Directors. Please provide us your analysis underlying this determination.

COMPANY RESPONSE: The disclosure on page F-51 of the Amendment has been revised to indicate that NewGenIvf’s chief operating decision maker is Mr. Siu Wing Fung Alfred, its Chief Executive Officer.

General

42.	Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a risk factor section titled “Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf’s Subsidiaries’ Business” beginning on page 76 of the Amendment and further provided disclosure on the cover pages and pages 25-26 and 32-33 of the Amendment.

43.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company to disclose the approximate dollar value of the interest based on the transaction value.

COMPANY RESPONSE: The Company has revised the disclosure on pages 7, 26-27 and 117 of the Amendment in response to the Staff’s comment.

44.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

COMPANY RESPONSE: In response to the Staff’s comments, the Company has revised the disclosure under the heading “Redemption Rights” on page 88 of the Amendment.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc:   Claudius Tsang